AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 2004

================================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of May 2004

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [X]             Form 40-F       [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

================================================================================

                                                                                            PAGE
                                                                                            ----

PART I  FINANCIAL INFORMATION..................................................................1

      ITEM 1.  UNAUDITED FINANCIAL STATEMENTS..................................................1

               Consolidated Statements of Operations for the three months ended
               March 31, 2003 and 2004.........................................................1

               Consolidated Balance Sheets as of December 31, 2003 and March 31, 2004........2,3

               Consolidated Statement of Shareholders' Equity for the three months ended March 31, 2004............................................................4

               Consolidated Statements of Cash Flows for the three months ended
               March 31, 2003 and 2004.........................................................5

               Notes to the Consolidated Financial Statements..................................6

      ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
               OF OPERATIONS..................................................................18

      ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................25

PART II  OTHER INFORMATION....................................................................28

      ITEM 4.  OTHER INFORMATION..............................................................28


                                      (ii)

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek SOCIETE ANONYME, for the fiscal quarter ended March 31, 2004.

         On June 25, 2003 we filed a Form 15 with the U.S. Securities and Exchange Commission to terminate the registration of our equity and debt securities under the Exchange Act. However, because of provisions in the indentures governing our senior notes, we are required to voluntarily file quarterly and annual reports with the SEC.

         The unaudited financial statements included in this Quarterly Report, in the opinion of our management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the our accounting policies, see the notes to our financial statements in our Annual Report on Form 20-F for the year ended December 31, 2003.


                                      (iii)

PART I   FINANCIAL INFORMATION

ITEM 1.  UNAUDITED FINANCIAL STATEMENTS

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004
          (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT PER SHARE DATA)

                                                             UNAUDITED THREE MONTHS ENDED
                                                                       MARCH 31,
                                                            -------------------------------
                                                NOTES          2003       2004        2004
                                                -----          ----       ----        ----
                                                            ((EURO))   ((EURO))        ($)
  Advertising revenue...................                     27,035     30,037      36,921
  Related party revenue.................           2          1,862        693         852
  Publication revenue...................                      6,008      5,589       6,870
  Other revenue.........................                      5,064      5,219       6,415
                                                             ------     ------      ------

  Total net revenue.....................          10         39,969     41,538      51,058
                                                             ------     ------      ------

  Cost of sales.........................                     17,207     17,263      21,220
  Selling, general and administrative
     expenses...........................                      6,845      8,509      10,459
  Amortization of programming costs.....           3         13,818     13,142      16,154
  Depreciation and amortization.........          10          1,698      1,599       1,965
                                                             ------     ------      ------
  Operating income .....................          10            401      1,025       1,260

  Interest expense, net.................           7         (5,405)    (4,855)     (5,968)
  Foreign exchange gains (loss), net....           8          2,172       (447)       (549)
  Other income (expense), net...........           9            249     (2,209)     (2,715)
  Minority interest in (income) loss of
     consolidated entities..............                        (20)        18          22
                                                             ------     ------      ------
  (Loss)  before income taxes...........                     (2,603)    (6,468)     (7,950)
  (Benefit) from income taxes...........           6           (518)    (1,490)     (1,832)
                                                             ------     ------      ------
  Net (loss)...........................                      (2,085)    (4,978)     (6,118)
                                                             ======     ======      ======
  Basic and diluted (loss) per share....                       (0.1)      (0.3)       (0.3)
                                                             ======     ======      ======

Exchange rate for the convenience translation of the March 31, 2004 balances is
                             (euro)1.00 to $1.2292

   The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 2003 AND MARCH 31, 2004

                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                                UNAUDITED
                                                                   DECEMBER 31,                  MARCH 31,
                                                                   ------------         -----------------------
                                                         NOTES             2003            2004            2004
                                                         -----             ----            ----            ----
                                                                         ((EURO))       ((EURO))            ($)
ASSETS
-------------------------------------------------
Current assets:
   Cash and cash equivalents.....................                         81,395         47,318          58,163
   Marketable equity securities..................        5,10              2,852          2,014           2,476
   Restricted cash                                                            --            103             127
   Accounts receivable, less allowance for
      doubtful accounts of(euro)7,929 in December
      2003 and(euro)8,173 in March 2004..........                         74,304         89,403         109,894
   Inventories...................................                          2,036          2,589           3,182
   Due from related parties......................           2             18,762         16,886          20,756
   Advances to related parties...................           2              3,376          2,926           3,597
   Advances to third parties.....................                          7,026          8,421          10,351
   Deferred tax assets...........................           6              3,268          3,582           4,403
   Prepaid expenses and other current assets.....                            807            696             855
   Income and withholding tax advances...........                          1,669          1,663           2,044
                                                                         -------        -------         -------
      Total current assets.......................                        195,495        175,601         215,848
                                                                         -------        -------         -------

   Investments...................................           5             12,932         12,932          15,896
   Property and equipment, net...................                         22,442         21,583          26,530
   Broadcast, transmission and printing
      equipment under capital leases, net........                          3,327          3,133           3,851
   Deferred charges, net.........................           1              3,999          3,470           4,265
   Programming costs.............................           3             90,109         90,157         110,821
   Due from related party........................           2              7,160          7,727           9,498
   Advances to related parties...................           2                169             53              65
   Goodwill......................................                          5,631          5,631           6,922
   Other amortizable intangible assets, net......                            378            299             368
   Deferred tax assets...........................           6             18,247         17,544          21,565
   Other assets..................................           4              9,230          9,232          11,348
                                                                         -------        -------         -------
      Total assets...............................                        369,119        347,362         426,977
                                                                         =======        =======         =======

    Exchange rate for the convenience translation March 31, 2004 balances is
                             (euro)1.00 to $1.2292

   The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 2003 AND MARCH 31, 2004
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                                 UNAUDITED
                                                                   DECEMBER 31,                  MARCH 31,
                                                                   ------------           ---------------------
                                                         NOTES             2003             2004           2004
                                                         -----             ----             ----           ----
                                                                        ((EURO))         ((EURO))           ($)
LIABILITIES & SHAREHOLDERS' EQUITY
-------------------------------------------------
Current liabilities:
   Bank overdrafts and short-term borrowings.....                        18,767           19,464         23,925
   Current portion of obligations under capital
        leases...................................                           748              712            875
   Trade accounts, notes and cheques payable.....                        31,349           38,638         47,494
   Program license payable.......................                        26,287           24,146         29,680
   Customer advances.............................                         1,455            1,260          1,549
   Payable to related parties....................           2               500              607            746
   Accrued interest..............................                         8,849            3,929          4,829
   Accrued expenses and other current liabilities                        16,187           15,901         19,546
   Income taxes payable..........................           6             2,212            1,264          1,554
   Deferred tax liability........................           6             3,563            1,879          2,310
                                                                        -------          -------        -------

      Total current liabilities..................                       109,917          107,800        132,508
                                                                        -------          -------        -------

Long-term liabilities:


   Senior notes..................................           7           193,751          178,845        219,836
   Long-term obligations under capital leases....                         1,168            1,007          1,238
   Employee retirement benefits..................                         1,974            2,036          2,502
   Long-term provisions..........................                           579              579            712
                                                                        -------          -------        -------

      Total liabilities..........................                       307,389          290,267        356,796
                                                                        -------          -------        -------

Minority interests...............................                            71               53             65
                                                                        -------          -------        -------
   Shareholders' equity:
   Share capital.................................                         5,955            5,955          7,320
   Additional paid-in capital....................                        84,270           84,270        103,584
   Accumulated (deficit).........................                       (28,206)         (33,184)       (40,789)
   Accumulated other comprehensive (loss) income                           (360)               1              1
                                                                        -------          -------        -------

      Total shareholders' equity.................                        61,659           57,042         70,116
                                                                        -------          -------        -------
      Total liabilities and shareholders' equity.                       369,119          347,362        426,977
                                                                        =======          =======        =======

Exchange rate for the convenience translation of the March 31, 2003 balances is
                             (euro)1.00 to $1.2292

   The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                             (IN THOUSANDS OF EURO)

                                                                     ACCUMULATED (DEFICIT)
                                 -----------------------------------------------------------------------------------------------
                                                        LEGAL,
                                                       TAX FREE                           ACCUMULATED
                                          ADDITIONAL      AND                                OTHER
                                  SHARE     PAID-IN      OTHER    ACCUMULATED             COMPREHENSIVE   GRAND    COMPREHENSIVE
                                 CAPITAL    CAPITAL    RESERVES    (DEFICIT)     TOTAL       INCOME       TOTAL       INCOME
                                 -------    -------    --------    ---------     -----       ------       -----       ------
BALANCE DECEMBER 31, 2003.         5,955     84,270       5,447      (33,653)   (28,206)         (360)    61,659          --
Net (loss)  for the three
  months (unaudited)......                                            (4,978)    (4,978)                  (4,978)     (4,978)
Realization of
  other-than-temporary
  loss of marketable
  equity securities.......                                                                        361        361         361
                                                                                                                       -----
Total comprehensive (loss)
 (unaudited)......                                                                                                    (4,617)
                                   -----     ------       -----       ------     ------          ----     ------       =====
BALANCE MARCH 31, 2004
  (UNAUDITED).............         5,955     84,270       5,447      (38,631)   (33,184)            1     57,042
                                   =====     ======       =====       ======     ======          ====     ======


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                 ANTENNA TV S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                   UNAUDITED THREE MONTHS ENDED MARCH 31,
                                                                 --------------------------------------------
                                                                    2003              2004              2004
                                                                    ----              ----              ----
                                                                 ((EURO))           ((EURO))             ($)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)....................................                 (2,085)           (4,978)           (6,119)

ADJUSTMENTS TO RECONCILE NET(LOSS) TO NET CASH
   (Gains) loss from repurchase of Senior Notes..                   (245)              833             1,024
   Deferred income taxes.........................                   (590)           (1,490)           (1,832)
   Minority interest on acquired entities........                     20               (18)              (22)
   Amortization of debt issuance expenses........                    311               171               210
   Write down in marketable equity securities                         --             1,394             1,714
   Depreciation of property and equipment and
        capital leases and amortization of
        programming costs and other intangibles..                 15,516            14,740            18,119
   Provision for other long term liabilities.....                    150                --                --
   Provision for employee retirement benefits....                     40                62                76
CHANGE IN ASSETS AND LIABILITIES
   (Increase) in accounts  receivable............                 (8,689)          (15,098)          (18,558)
   (Increase) decrease from/due to related
        parties .................................                 (1,482)            1,976             2,428
   (Increase) in programming costs...............                (14,332)          (11,767)          (14,464)
   Decrease (increase) in prepaid and licensed
        programming expenditures.................                  3,304            (1,424)           (1,750)
   Increase in trade accounts, notes and cheques                   1,947
        payable..................................                                    7,289             8,960
   (Decrease) in licensed program payable........                 (7,499)           (2,141)           (2,632)
   (Increase) in inventories.....................                   (193)             (552)             (678)
   Increase (decrease) in customer advances......                    277              (196)             (241)
   (Decrease) in accrued expenses and other
        liabilities..............................                 (4,210)           (5,209)           (6,403)
   (Decrease) in income taxes payable............                 (3,602)             (948)           (1,165)
   Other, net....................................                 (1,186)           (1,273)           (1,565)
                                                                 -------           -------           -------
         Total adjustments.......................                (20,463)          (13,651)          (16,779)
                                                                 -------           -------           -------

NET CASH (USED) IN OPERATING ACTIVITIES..........                (22,548)          (18,629)          (22,898)
                                                                 -------           -------           -------

CASH FLOWS FROM INVESTING ACTIVITIES
   (Acquisition) of businesses, net of cash......                    (67)              (60)              (74)
   Purchase of fixed assets......................                 (1,002)             (405)             (498)
                                                                 -------           -------           -------
NET CASH (USED) IN INVESTING ACTIVITIES..........                 (1,069)             (465)             (572)
                                                                 -------           -------           -------

CASH FLOW FROM FINANCING ACTIVITIES
   Redemption of Senior Notes....................                 (1,700)          (16,310)          (20,048)
   (Decrease)  increase in bank overdrafts and
        short term borrowings, net...............                 (1,607)              697               857
     (Increase) in restricted cash...............                     --              (103)             (127)
   Repayments of capital lease obligations.......                   (243)             (197)             (242)
                                                                 -------           -------           -------
NET CASH (USED) IN FINANCING ACTIVITIES..........                 (3,550)          (15,913)          (19,560)
                                                                 -------           -------           -------

Effect of exchange rate changes on cash..........                 (2,624)              930             1,143
(Decrease) in cash...............................                (29,791)          (34,077)          (41,887)
Cash at beginning of year........................                 89,815            81,395           100,051
                                                                 -------           -------           -------
CASH AT END OF PERIOD............................                 60,024            47,318            58,164
                                                                 =======           =======           =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for interest........................                 10,036             9,585            11,782
   Cash paid for income taxes....................                  3,649               948             1,165


       Exchange rate for the convenience translation of the March 31, 2004 balances is (euro)1.00 to $1.2292

                         The accompanying notes are an
             integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The consolidated financial statements and related notes at March 31, 2004 and for the three months ended March 31, 2003 and 2004 are unaudited and prepared in conformity with the accounting principles applied in the Company's Annual Report on Form 20-F for the year ended December 31, 2003. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year or any other interim period.

PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENT

         The consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

         Investments in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of (euro)59, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method. Under the equity method, only Antenna's investment in and amounts due to and from the equity investee are included in the consolidated balance sheet and only Antenna's share of the investee's earnings is included in the consolidated operating results.

         Investments in companies in which Antenna does not have a controlling interest, or an ownership and voting interest so large as to exert significant influence, are accounted for at market value if the investments are publicly traded. If the investment is not publicly traded then the investment is accounted for at cost.

         Marketable equity securities are classified as "available-for-sale" and are recorded at fair value with unrealized gains and losses, net-of-tax, included in stockholders' equity under other comprehensive income (loss) until the investment is sold, at which time the realized gain or loss is included in income. Dividends and other distributions from both market-value and cost-method investments are included in income when declared.

         The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the consolidated statements of operations.

DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 issued on August 12, 1997 (the "2007 Notes") (see Note 7), were capitalized and are amortized on a straight-line basis over the term of the 2007 Notes. The expenses incurred in the connection with issuance and distribution of the Company's 9 3/4% Senior Notes due 2008, issued on June 18, 2001 (the "2008 Notes") were capitalized and are being amortized over the term of the 2008 Notes. Amortization for the three months ended March 31, 2003 and 2004 totaled (euro)311 and (euro)171. respectively, and is included in interest expense in the accompanying unaudited consolidated statements of operations for the three months ended March 31, 2003 and 2004.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) is as follows:

                                                                       UNAUDITED THREE      UNAUDITED THREE
                                                                        MONTHS ENDED         MONTHS ENDED
                                                                       MARCH 31, 2003       MARCH 31, 2004
                                                                     -------------------  -------------------
Net (loss)                                                                      (2,085)              (4,978)
Unrealized (loss) on available for sale equity securities, net
                                                                                  (654)                  --
Realization of other-than-temporary loss of marketable equity
securities                                                                          --                  361
                                                                                ------               ------
Comprehensive (loss)                                                            (2,739)              (4,617)
                                                                                ======               ======


NEW ACCOUNTING PRONOUNCEMENTS


FASB INTERPRETATION NO. 46.

         In December 2003, the FASB issued FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in a an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R, issued in December 2003, replaces FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which was issued in January 2003. Variable interest entities are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability based on criteria set forth in the interpretation. We will be required to apply FIN 46R to variable interests in variable interest entities created after December 31, 2003. For variable interests in variable interest entities created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any variable interest entities that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non controlling interests of the variable interest entities initially will be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the variable interest entity.

         The Company has not yet determined the impact of applying FIN46R.

TRANSLATIONS OF EURO INTO U.S. DOLLARS

         The consolidated financial statements of the Company are stated in euro. The translations of euro into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York City on March 31, 2004, which was (euro)1.00 to $1.2292. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

2.       DUE FROM RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies, which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

         Balances from related companies are as follows:

                                                                                                   UNAUDITED
                                                                                 DECEMBER 31,      MARCH 31,
                                                                                         2003           2004
                                                                                         ----           ----
ACCOUNTS RECEIVABLE
   Current:
      Antenna Satellite TV...............................................               2,778          2,848
      Epikinonia EPE.....................................................               2,769          1,068
      Antenna TV Ltd. (Cyprus)...........................................               6,227          5,985
      Echos and Rhythmos EPE.............................................               1,185          1,296
      Makedonia TV S.A. (note 12)........................................               5,803          5,689
                                                                                       ------         ------
                                                                                       18,762         16,886
                                                                                       ======         ======
   Long-term:
      Antenna Satellite TV...............................................               7,160          7,727
                                                                                       ======         ======

ADVANCES
   Current:
      Epikoinonia EPE....................................................                  72             --
      JVFM-Epikinonia ...................................................                 169            169
      Echos and Rhythmos EPE.............................................               2,358          2,076
      Makedonia TV S.A...................................................                 777            681
                                                                                       ------         ------
                                                                                        3,376          2,926
                                                                                       ======         ======
   Long-term:
      JVFM - Epikinonia..................................................                  53             53
      Epikinonia E.P.E...................................................                 116             --
                                                                                       ------         ------
                                                                                          169             53
                                                                                       ======         ======
ACCOUNTS PAYABLE
   Current
      Epikoinonia........................................................                  --             77
      Payable to minority shareholders of Daphne Communications S.A......                 398            398
      Makedonia TV S.A...................................................                  83            108
      Echos and Rythmos EPE..............................................                  19             24
                                                                                       ------         ------
                                                                                          500            607
                                                                                       ======         ======


                                                                                       UNAUDITED REVENUE
                                                                                     FROM RELATED PARTIES
                                                                                 ---------------------------
                                                                                 THREE MONTHS   THREE MONTHS
                                                                                        ENDED          ENDED
                                                                                    MARCH 31,      MARCH 31,
                                                                                         2003           2004
                                                                                         ----           ----
Epikinonia Ltd. (Production facilities and technical and
     administrative services)........................................                     148            249
Antenna Satellite TV (USA) Inc. (License and technical fees).........                     609            210
Antenna TV Ltd. (Cyprus) (Royalties).................................                     149            129
Echos and Rhythmos EPE...............................................                      78             94
Makedonia TV S.A.....................................................                     878             11
                                                                                        -----            ---
                                                                                        1,862            693
                                                                                        =====            ===

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


3.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                                                                                   UNAUDITED
                                                                                 DECEMBER 31,      MARCH 31,
                                                                                         2003           2004
                                                                                         ----           ----
Produced programming...................................................                66,815         65,914
Purchased sports rights................................................                 1,762          1,754
Licensed program rights................................................                15,242         20,394
Prepaid license program rights.........................................                 5,113          1,134
Prepaid produced programs..............................................                 1,177            961
                                                                                       ------         ------
                                                                                       90,109         90,157
                                                                                       ======         ======


On the basis of the Company's amortization rates, 100% of produced licensed program rights and purchased spots rights at 31 December 2003, will be amortized within a four-year period of time.

Based on management's total gross revenue estimates, as of December 31, 2003 and for the three months ended March 31, 2003, approximately 54% and 51% respectively of completed produced programming and purchased sports rights are expected to be amortized during the following fiscal year.


4.       OTHER ASSETS

         Other assets are analyzed as follows:

                                                                                                   UNAUDITED
                                                                                 DECEMBER 31,      MARCH 31,
                                                                                         2003           2004
                                                                                         ----           ----
Advance for the right to acquire an interest in Makedonia TV.............               8,804          8,804
Guarantee deposits.......................................................                 426            428
                                                                                        -----          -----
                                                                                        9,230          9,232
                                                                                        =====          =====

         On February 24, 2000 the Company advanced (euro)8,804 in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest by February 2006, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free-to-air television broadcast companies. If the interest is not acquired or the right of acquisition not extended, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

5.       INVESTMENTS

                                                                                                   UNAUDITED
                                                                                 DECEMBER 31,      MARCH 31,
                                                                                         2003           2004
                                                                                         ----           ----
Equity method investments............................................                      15             15
Cost-method investments..............................................                  12,917         12,917
                                                                                       ------         ------
                                                                                       12,932         12,932
                                                                                       ======         ======
Available for sale equity securities:
   Cost .............................................................                   3,408          2,014
   Unrealized (loss).................................................                    (556)            --
                                                                                       ------         ------
                                                                                        2,852          2,014
                                                                                       ======         ======

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         EQUITY-METHOD INVESTMENTS

         Represents a 40% interest in Antenna Optima S.A.

         COST-METHOD INVESTMENT

         Represents a 4.18% interest in NetMed NV which the Company acquired on October 8, 2001. NetMed NV is a provider of pay-television services in Greece and Cyprus and currently provides analog and digital services.

         AVAILABLE-FOR-SALE EQUITY SECURITIES

         During 2000, the Company acquired a 14.49% interest in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) in various open market transactions for an aggregate purchase price of
(euro)45.6 million. In previous periods, the decline in fair value of (euro)42.2 million was judged to be other-than-temporary and the cost basis was written-down to (euro)3.4 million. For the quarter ended March 31, 2004 the further decline in fair value of (euro)1,394 was judged to be other-than-temporary and the cost basis was further written down and included in other expense, net in the consolidated statement of operations for the three months ended March 31, 2004 (see note 9).

6.       DEFERRED INCOME TAXES

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 2003 and March 31, 2004 are summarized below:

                                                                                                 UNAUDITED
                                                                               DECEMBER 31,      MARCH 31,
                                                                                       2003           2004
                                                                                       ----           ----
Deferred tax liabilities
   Intangible and tangible assets.......................................                369            129
   Programming costs....................................................              5,243          5,496
   Deferred charges.....................................................                779            460
   Leased assets........................................................                946            886
                                                                                     ------         ------
Gross deferred tax liabilities..........................................              7,337          6,971
                                                                                     ------         ------

Deferred tax assets
   Property and equipment...............................................                395            421
   Start up costs.......................................................              1,769          1,582
   Long term liability..................................................                 45             45
   Long term lease liability............................................                220            206
   Short-term lease liability...........................................                262            223
   Long-term receivables................................................                674            674
   Accounts receivable..................................................              2,590          2,664
   Employee retirement benefits.........................................                638            654
   Provisions for other accounts receivable.............................              5,982          5,835
   Marketable equity securities.........................................              8,188          8,207
   Net operating losses.................................................              5,901          7,215
                                                                                     ------         ------
Gross deferred tax assets...............................................             26,664         27,726
                                                                                     ------         ------
Less:  valuation allowance..............................................             (1,375)        (1,508)
                                                                                     ------         ------
Net deferred tax asset..................................................             17,952         19,247
                                                                                     ======         ======

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         Deferred tax assets were reduced by a valuation allowance primarily relating to the tax benefits attributable to net operating losses and start-up costs related to Daphne, VIPS 24 and Nova Bulgaria, where it is not expected that these losses and benefits will be utilized and fully reverse before expiration.

         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                                                                 UNAUDITED
                                                                               DECEMBER 31,      MARCH 31,
                                                                                       2003           2004
                                                                                       ----           ----
Net current deferred tax (liability).................................                (3,563)        (1,879)
                                                                                     ======         ======
Net  current deferred tax asset......................................                 3,268          3,582
                                                                                     ======         ======
Net non-current deferred tax asset...................................                18,247         17,544
                                                                                     ======         ======

         The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                                                                  UNAUDITED      UNAUDITED
                                                                                  MARCH 31,      MARCH 31,
                                                                                       2003           2004
                                                                                       ----           ----
Current.......................................................                           72             --
Deferred income taxes.........................................                         (590)        (1,490)
                                                                                       ----         ------
(Benefit) for income taxes....................................                         (518)        (1,490)
                                                                                       ====         ======

         The reconciliation of the provision for income taxes to the amount determined by the application of the statutory tax rate for the Greek companies of 35% in 2003 and 2004 and the application of the statutory tax rate of 23.5% and 19.5% for the Bulgarian companies for 2003 and 2004 respectively, to pre-tax income is summarized as follows:

                                                                                  UNAUDITED      UNAUDITED
                                                                                  MARCH 31,      MARCH 31,
                                                                                       2003           2004
                                                                                       ----           ----
Tax provision at statutory rate..........................                              (911)        (2,263)
Effect of rate differentiation of foreign entities............                          102            179
Effect of change in tax rate of foreign entity................                           --            238
Interest income...............................................                          (13)           (25)
Effect of minority interest...................................                           (8)            (6)
Disallowed expenses and non-deductible general expenses.......                          159            256
(Income) not subject to income tax............................                          (40)            (3)
Increase in valuation allowance...............................                          193            134
                                                                                        ---            ---
                                                                                       (518)        (1,490)
                                                                                       ====         ======

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (I.E., invoices received in February that relate to services rendered in December of prior year). Non-deductible expenses relate primarily to certain car, meals and entertainment expenses and tax or other penalties.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         In Greece, amounts reported to the tax authorities are provisional until such time as the tax authorities inspect the books and records of an entity. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company and the majority of its subsidiaries have been inspected by the tax authorities up to 2000. Due to the way additional taxes are assessed in Greece, the ultimate outcome of additional tax assessments for the open tax years may vary from the amounts accrued and consequently a change to operations over the above the amounts accrued may be required.

         During the three months ended March 31, 2004, deferred tax assets and liabilities of the Bulgarian subsidiary were re-measured and the total effect of the change in the tax rate from 23.5% to 19.5% was a charge of (euro)238, recorded as a tax expense in the consolidated statements of operation.


7.       SENIOR NOTES

                                                                                                 UNAUDITED
                                                                                  DECEMBER 31,   MARCH 31,
                                                                                          2003        2004
                                                                                          ----        ----
Senior Notes due 2007 (the "2007 Notes") issued on August 12, 1997. Interest on the 2007 Notes is paid semi-annually in February and August, commencing
     February 1, 1998, at a rate of 9% per annum. The 2007 Notes are redeemable, in whole or in part, at the option of the Company at any time
     on or after August 1, 2002.................................                        55,001      40,095
Senior Notes due 2008 (the "2008 Notes") issued on June 18,
     2001. Interest on the Senior notes is paid semi-annually in July and
     January, commencing July 1, 2001 at a rate of 9.75% per annum. The 2008
     Notes are redeemable, in whole or in part, at the option of the company at any time on or
     after 2005.................................................                       138,750     138,750
                                                                                       -------     -------
                                                                                       193,751     178,845
                                                                                       =======     =======

         The 2007 Notes were issued in an aggregate face amount of US$115,000 and mature on August 1, 2007. The 2008 Notes were issued in an aggregate face amount of (euro)150,000 and mature on July 1, 2008.

         Interest expense for the three months ended March 31, 2003 and 2004 totaled (euro)5,061 and (euro)4,497, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On March 31, 2003, the Company repurchased (euro)2 million of the 2008 Notes with accrued interest of (euro)49 to the date of repurchase. On December 9, 2003, the Company repurchased (euro)3 million of the 2008 Notes with accrued interest of (euro)128 to the date of repurchase.

         On May 14, 2003, the Company repurchased (euro)1.7 million ($2.0 million) of the 2007 Notes, with accrued interest of (euro)46 ($54) to the date of repurchase. On December 23, 2003, the Company repurchased (euro)0.8 million ($1 million) of the 2007 Notes with accrued interest of (euro)29 to the date of repurchase.

         On February 16, 2004, the Company repurchased $20 million ((euro)15.8 million) of the 2007 Senior Notes through a partial redemption, with accrued interest of (euro)58 to the date of redemption.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         The early extinguishment of the 2008 Notes resulted in the following:

                                                                                     UNAUDITED   UNAUDITED
                                                                                     MARCH 31,   MARCH 31,
                                                                                          2003        2004
                                                                                          ----        ----
Discount on prepayment of Senior Notes........................                             300          --
Write-off of related unamortized debt issuance costs..........                             (76)         --
                                                                                          ----        ----
Gain .........................................................                             224          --
                                                                                          ====        ====

         The early extinguishment of the 2007 Notes resulted in the following:


                                                                                     UNAUDITED   UNAUDITED
                                                                                     MARCH 31,   MARCH 31,
                                                                                          2003        2004
                                                                                          ----        ----
Discount on prepayment of Senior Notes........................                              --        (475)
Write-off of related unamortized debt issuance costs..........                              --        (358)
                                                                                          ----        ----
(Loss)........................................................                              --        (833)
                                                                                          ====        ====

         In accordance with SFAS No. 145, the gain (loss) for the three months ended March 31, 2003 and 2004, has been recorded in other income (expenses), net.

         The indebtedness evidenced by the 2007 and the 2008 Notes constitutes a general unsecured senior obligation of the Company and ranks PARI PASSU in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indentures with respect to the 2007 and the 2008 Notes contain certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates, certain mergers and limitation of business activities.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


8.       FOREIGN EXCHANGE GAINS (LOSSES)

         Foreign exchange gains (losses) included in the consolidated statements of operations are analyzed as follows:

                                                                                     UNAUDITED   UNAUDITED
                                                                                     MARCH 31,   MARCH 31,
                                                                                          2003        2004
                                                                                          ----        ----
Unrealized foreign exchange (loss) gain on Senior Notes (US$).........                   2,625        (929)

Unrealized foreign exchange (loss) and gain and on cash, receivables and payables denominated in foreign currencies (US$) and realized
(losses) gains on transactions, net...................................                    (453)        482
                                                                                         -----        ----
                                                                                         2,172        (447)
                                                                                         =====        ====


9.       OTHER INCOME (EXPENSE), NET

                                                                                     UNAUDITED   UNAUDITED
                                                                                     MARCH 31,   MARCH 31,
                                                                                          2003        2004
                                                                                          ----        ----
Other than temporary (loss) from marketable securities (see note 5) .                       --      (1,394)
Other, net...........................................................                       25          18
Gain (loss) on repurchase of senior notes (see note 7)...............                      224        (833)
                                                                                           ---      ------
                                                                                           249      (2,209)
                                                                                           ===      ======

10.      SEGMENT INFORMATION

         The Company follows Statement of Financial Accounting Standards No 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information. The Company's reportable segments are: Television, Radio, Pay Television, Music Recording, Internet and Publishing. The Television segment represents a broadcast network and producer of television programming. Revenue is earned from the sale of advertising time to local and international branches of advertising agencies and from royalties from syndicating of programming. The radio segment represents a free-to-air radio operator, which sells advertising time to local and international branches of advertising agencies. The Pay television segment sells programming to local and international subscription television platforms. The Music Recording segment is a producer of compact discs, DVD's and cassettes of local popular artists and authors for sale to distributors. The Internet segment produces and offers content for mobile telephone subscribers. The Publishing segment is a publisher of magazines, pamphlets and books for sale to distributors. The Other segment is responsible for a portion of the company's financial operations and includes training centers, production of infomercials, consulting and air advertisements (audiotext). The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segment are those assets that are used in the operations of that business. Sales are attributed to

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


countries based on selling location. Intersegment sales are accounted for at fair value as if the sales were to third parties.

         Three months ended March 31, 2003:

                                                          UNAUDITED THREE MONTHS ENDED MARCH 31, 2003
                                --------------------------------------------------------------------------------------------------
                                                          PAY                             MUSIC           INTERSEGMENT     TOTAL
                                TELEVISION     RADIO   TELEVISION PUBLICATIONS INTERNET RECORDING   OTHER  ELIMINATION  CONSOLIDATED
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Advertising revenue...........      24,779       755        --         1,501         --        --      --          --       27,035

Related party sales...........       2,078        78        --            64        140        29      --        (527)       1,862

Publication revenue...........          --        --        --         6,008         --        --      --          --       6,008

Other revenue.................       1,327        --       110           473        546       803   1,808          (3)       5,064
                                   -------     -----       ---        ------      -----     -----  ------     -------      -------
Total revenues................      28,184       833       110         8,046        686       832                (530)      39,969

Cost of Sales.................       8,154       579        41         6,927        129       438   1,007         (68)      17,207

Related party cost of sales...           3        --        --            23         53        17     208        (304)          --

Selling, general and
     administrative expenses..       4,360       714         6         1,092        156       235     282          --        6,845

Related party selling,
     general and                                                                                      10
     administrative expenses..         169         4        --            38         --         5                (226)          --

Depreciation and amortization.         819        29        27           532        165         3      27          96        1,698

Amortization of programming
     costs....................      13,818        --        --            --         --        --      --          --       13,818
                                   -------     -----       ---        ------      -----     -----  ------     -------      -------
Operating income..............         861      (493)       36          (566)       183       134     274         (28)         401

Interest expense, net.........      (4,984)      (16)      (13)         (398)        --         1       5          --       (5,405)

Foreign exchange gains
     (losses), net............       2,044        39        91            (2)        --        --      --          --        2,172

Other income (expense), net            236        --        --            (3)        --        (1)     (1)         18          249
Minority interest in loss
     (profit) of consolidated
     entities, net............          --        --        --             2         --        --      --         (22)         (20)
                                   -------     -----       ---        ------      -----     -----  ------     -------      -------
Income (loss) before tax......      (1,843)     (470)      114          (967)       183       134      27         (32)      (2,603)

Net Income (loss).............      (1,639)     (304)      114          (726)       258        86     158         (32)      (2,085)
                                   -------     -----       ---        ------      -----     -----  ------     -------      -------
Segment assets
Total assets at March 31, 2003     375,134     6,617       932        42,383      5,126     3,052   9,337     (72,221)     370,360
                                   =======     =====       ===        ======      =====     =====   =====     =======      =======

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         Three months ended March 31, 2004:

                                                            UNAUDITED THREE MONTHS ENDED MARCH 31, 2004
                                --------------------------------------------------------------------------------------------------
                                                          PAY                             MUSIC           INTERSEGMENT     TOTAL
                                TELEVISION     RADIO   TELEVISION PUBLICATIONS INTERNET RECORDING   OTHER  ELIMINATION  CONSOLIDATED
                                ----------     -----   ---------- ------------ -------- ---------   -----  -----------  ------------
Advertising revenue...........      27,129       975        --         1,933         --        --      --          --       30,037

Related party sales...........         924        96        --            90        147        --      --        (564)         693

Publication revenue...........          --        --        --         5,589         --        --      --          --        5,589

Other revenue.................       1,171        --       100           709        659       630   1,950          --        5,219
                                   -------     -----       ---        ------      -----     -----  ------     -------      -------
Total revenues................      29,224     1,071       100         8,321        806       630   1,950        (564)      41,538

Cost of sales.................       8,233       600        37         6,946         99       550     858         (60)      17,263

Related party cost of sales...          --        --        --            19        106        31     190        (346)          --

Selling, general and
   administrative expenses....       5,819       369         7         1,377        235       280     422          --        8,509

Related party selling,
   general and
   administrative expenses....         153         2        --            30         23        --      11        (219)          --

Depreciation and
   amortization...............         811        22        24           417        145         4      38         138        1,599

Amortization of programming
   costs......................      13,142        --        --            --         --        --      --          --       13,142
                                   -------     -----       ---        ------      -----     -----  ------     -------      -------
Operating income..............       1,066        78        32          (468)       198      (235)    432         (78)       1,025

Interest expense, net.........      (4,474)      (14)       (9)         (359)        --        --       1          --       (4,855)

Foreign exchange (losses),
   net........................        (380)      (52)      (15)           --         --        --      --          --         (447)

Other income, (expense),
   net(1) ....................        (816)       --        --            --          1        --  (1,394)         --       (2,209)
Minority interest in
   (profit) losses of
   consolidated entities......          --        --        --            (1)        --        --      --          19           18
                                   -------     -----       ---        ------      -----     -----  ------     -------      -------
(Loss) income before tax......      (4,604)       12         8          (828)       199      (235)   (961)        (59)      (6,468)

Net (loss) income.............      (2,786)      (43)        9          (672)       107      (153) (1,143)       (297)      (4,978)
                                   -------     -----       ---        ------      -----     -----  ------     -------      -------
Segment assets

Segment assets
Total assets at March 31,
     2004.....................     357,819     6,819       928        43,812      5,819     4,148  16,482     (88,825)     347,362
                                   =======     =====       ===        ======      =====     =====  ======     =======      =======


(1) Included in other income (expense), net (under segment other) is the additional write-down of the marketable equity securities representing an other than temporary loss amounting to (euro)1,394 (see note 5)

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         GEOGRAPHIC AREAS

         Information about geographic areas is as follows:


                                                        UNAUDITED    UNAUDITED
                                                        MARCH 31,    MARCH 31,
                                                             2003         2004
                                                             ----         ----
REVENUES:
     Greece......................................          38,124       39,653
     United States...............................             609          210
     Australia...................................             110          100
     Cyprus......................................             149          129
     Bulgaria....................................             977        1,446
                                                          -------      -------
                                                           39,969       41,538
                                                          =======      =======

Note:  Revenues are attributed to countries based on location of customer.


         LONG LIVED ASSETS ARE ANALYZED AS FOLLOWS

                                                                     UNAUDITED
                                                     DECEMBER 31,    MARCH 31,
                                                             2003         2004
                                                             ----         ----
Domestic.........................................         101,736       99,748
International....................................           1,414        1,438
                                                          -------      -------
     Total.......................................         103,150      101,186
                                                          =======      =======

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         YOU SHOULD READ THE FOLLOWING TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. WE MAINTAIN OUR ACCOUNTING RECORDS AND PUBLISH OUR STATUTORY FINANCIAL STATEMENTS FOLLOWING GREEK TAX AND CORPORATE REGULATIONS. CERTAIN ADJUSTMENTS HAVE BEEN MADE TO THESE RECORDS TO PREPARE THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION IN THIS QUARTERLY REPORT. YOU SHOULD READ THE INFORMATION UNDER "FORWARD-LOOKING STATEMENTS" FOR SPECIAL INFORMATION ABOUT OUR INTERPRETATION OF FORWARD-LOOKING INFORMATION.

GENERAL

         We derive a substantial portion of our revenue from the sale of advertising time. Total advertising revenue made up 72.3% of total net revenue in the three months ended March 31, 2004. We report revenue from publishing due to our interest in Daphne Communications S.A. (or Daphne), which in the three months ended March 31, 2004 represented 13.5% of total net revenue. Other revenue, primarily consisting of program sales, sales of recorded music, Visa card fees and commissions, revenue from the provision of technical services and infomercials, SMS/WAP fees, tuition fees and pay television fees, represented 12.6% of total net revenue in the three months ended March 31, 2004.

         Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (14.2% of total net television advertising revenue in 2003), and usually at its highest level during the fourth fiscal quarter (28.3% of total net television advertising revenue in 2003) or the second fiscal quarter (35.9% of the total net television advertising revenue in 2003). Television advertising revenue was approximately 9.5% higher in the three months ended March 31, 2004 compared to the same period of 2003.

         Nova Television has re-commenced operations as a nationwide television station. As a result the Company intends to invest approximately (euro)2.5 million ($3.1 million) in Bulgaria between the end of 2003 and 2008 to upgrade the network.

REVENUE

         ADVERTISING REVENUE

         Television advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by such factors as the number of advertisers competing for the available time and the availability of alternative advertising media.

         Substantially all of our television advertising revenue is generated from national advertising arrangements and contracts with local and international branches of advertising agencies, representing both multinational and national advertisers.

         We use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies, which are entitled to a rebate then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         While we sell a significant portion of our available television advertising time, we do not sell all of it. In the first three months of 2004, we sold approximately 96.1% of total available advertising time during prime time broadcasts and approximately 87.3% of total available advertising time, including dead time allocated to audiotext, our magazines, infomercials and home shopping. We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

         RELATED PARTY (PROGRAMMING) REVENUE

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States through an affiliated entity, Antenna Satellite TV (USA) Inc. (or Antenna Satellite), and in Australia through our wholly-owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See note 11 to our consolidated financial statements. In addition, we sell selected news footage to other news broadcasters around the world.

PUBLISHING REVENUE

         We derive circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publications for third parties.

OTHER REVENUE

    Other revenue is derived from:

    o    program sales;

    o sales of recorded music (principally Greek pop hits) in compact disc, DVD and cassette format that we produce with local popular artists and authors;

    o    Visa(R)card fees and commissions;

    o the provision of technical services and infotainment services, such as news information, sports results and horoscopes;

    o    SMS services and message services related to reality television shows;

    o    tuition fees; and

    o    pay television fees.

COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, together with the cost of gathering, producing and broadcasting news as well as publication costs. Selling, general and administrative expenses (or SG&A) includes payroll costs and sales, marketing and promotion costs, broadcast license fees and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         We follow SOP 00-2 which established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television productions to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Typically, the majority of the revenue is earned in the initial few years following the release with declining residual revenues earned in subsequent periods. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised, the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation.

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library. This value is demonstrated by the advertising revenue generated from re-broadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED)
COMPARED TO THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)

         REVENUES. Total net revenue increased (euro)1.6 million, or 3.9%, from
(euro)40.0 million in the three months ended March 31, 2003 to (euro)41.5 million in the three months ended March 31, 2004. This increase was attributable primarily to an increase of:

         o (euro)0.5 million of revenue from Antenna TV's operations, due to the increase in advertising revenue;

         o (euro)0.5 million of revenue from Nova Bulgaria, mainly due to an increase in advertising revenue following the acquisition of the pan-Bulgarian license;

         o (euro)0.2 million in revenue from Daphne mainly due to the increase in the level of advertising revenue;

         o (euro)0.2 million of revenue from Antenna Radio, reflecting an increase of the advertising revenue; and

         o (euro)0.1 million in revenue from Antenna Internet, reflecting an increase in sales of content for SMS services.

         This increase was also the result of the addition of (euro)0.3 million of revenue from Fame Studio, which, commenced operations in the fourth quarter last year. This increase was partially offset by a decrease in revenue of
(euro)0.2 million from Heaven Music and (euro)0.2 million from Audiotex.

         Advertising revenue, which comprised 72.3% of total net revenues for the three months ended March 31, 2004, increased (euro)3.0 million, or 11.1%, from (euro)27.0 million in the three months ended March 31, 2003 to (euro)30.0 million in the three months ended March 31, 2004. This increase was attributable primarily to an increase of:

         o (euro)2.0 million, or 8.2%, in advertising revenue from Antenna TV's operations, mainly due to an increase in the volume of advertising as well as an increase in advertising prices;

         o   (euro)0.4 million, or 28.8%, in advertising revenue from Daphne;

         o (euro)0.4 million, or 50.6%, in advertising revenue from Nova Bulgaria, mainly due to an increase in advertising prices; and

         o   (euro)0.2 million, or 29.2%, in advertising revenue from Antenna
             Radio.

         Related party revenue decreased (euro)1.2 million, or 62.8%, from
(euro)1.9 million in the three months ended March 31, 2003 to (euro)0.7 million in the three months ended March 31, 2004. This decrease was the result of lower revenue mainly from Makedonia TV and Antenna Satellite.

         Publication revenue decreased (euro)0.4 million, or 7.0%, from
(euro)6.0 million in the three months ended March 31, 2003 to (euro)5.6 million in the three months ended March 31, 2004, primarily resulting from the timing differences in the circulation of one issue of our magazines and one issue of our special editions as compared to prior years.

         Other revenue increased (euro)0.2 million, or 3.0%, from (euro)5.0 million in the three months ended March 31, 2003 to (euro)5.2 million in the three months ended March 31, 2004. This increase was principally the result of:

         o an increase of (euro)0.1 million of other revenue from Antenna Internet due to an increase in revenue from SMS services related to reality television programs;

         o the addition of (euro)0.2 million, of other revenue from Fame Studio, which commenced operations in the fourth quarter last year; and

         o    an increase of(euro)0.2 million of other revenue from Daphne.

         The increase was partially offset by a decrease of other revenue from Antenna TV of (euro)0.2 million, a decrease of other revenue from Heaven Music of (euro)0.2 million and a decrease of other revenue from Audiotex of (euro)0.2 million.

         COST OF SALES. Cost of sales increased (euro)0.06 million, or 0.3%, from (euro)17.2 million in the three months ended March 31, 2003 to (euro)17.3 million in the three months ended March 31, 2004. This increase was attributable primarily to an increase in Heaven Music cost of sales of (euro)0.1 million, or 25.8%, mainly due to costs of recording, and the addition of (euro)0.1 of cost of sales from Fame Studio. This increase was partially offset by a decrease in cost of sales from Audiotex of (euro)0.2 million, or 20.9%, mainly due to a decrease in royalties associated with sales volume. The cost of sales of Antenna Television remained almost constant as compared to the same period last year.

         SG&A. Selling, general and administrative expenses ("SG&A") increased
(euro)1.7 million, or 24.3%, from (euro)6.8 million in the three months ended March 31, 2003 to (euro)8.5 million in the three months ended March 31, 2004. This increase was attributable primarily to an increase in SG&A of (euro)0.8 million from Antenna Television's operations (mainly due to various administrative penalties from the Radio and Television Authority, music rights and increased traveling expenses), an increase in SG&A of (euro)0.7 from Nova Bulgaria (mainly due to frequency fees and legal expenses associated with the acquisition of nation-wide license) and an increase of (euro) 0.3 million from Daphne (due to the increased payroll costs). This increase in SG&A was partially offset by a decrease of (euro)0.4 million, or 48.3%, from Antenna Radio.

         AMORTIZATION. Amortization of programming costs decreased (euro)0.7 million, or 4.9%, from (euro)13.8 million in the three months ended March 31, 2003 to (euro)13.1 million in the three months ended March 31, 2004. This decrease was attributable to the decrease of programming costs in the first quarter of 2004.

         DEPRECIATION. Depreciation decreased (euro)0.1 million from (euro)1.7 million in the three months ended March 31, 2003 to (euro)1.6 million in the three months ended March 31, 2004. This decrease was attributable primarily to a decrease in depreciation of (euro)0.1 million from Daphne due mainly to the gradual repayment of leased assets.

         OPERATING INCOME. Operating income improved (euro)0.6 million, or 155.5%, from income of (euro)0.4 million in the three months ended March 31, 2003 to (euro)1.0 million in the three months ended March 31, 2004, mainly as a result of an increase in total net revenues and, to a lesser extent, a decrease in amortization of Antenna TV programming costs, partially offset by an increase in SG&A. This increase primarily reflected:

         o   an increase of(euro)0.6 million in operating income from Antenna
             Radio;

         o   an increase of(euro)0.4 million in operating income of Antenna TV;

         o the addition of operating income of(euro)0.1 from Fame Studio, which commenced operations in the fourth quarter last year; and

         o an increase of(euro)0.1 million in the operating income of Antenna Internet.

         This improvement was partially offset by operating loss of Heaven Music and Nova Bulgaria.

         INTEREST EXPENSE, NET. Interest expense, net decreased (euro)0.6 million, or 10.2%, from (euro)5.4 million in the three months ended March 31, 2003 to (euro)4.8 million in the three months ended March 31, 2004, reflecting a decrease in interest expense of Antenna TV of (euro)0.6 million due to the partial redemption of certain of our senior notes.

         FOREIGN EXCHANGE GAINS (LOSSES). Foreign exchange losses increased by
(euro)2.6 million from gains of (euro)2.2 million in the first quarter of 2003 to losses of (euro)0.4 million in the first quarter of 2004, reflecting the depreciation of the euro to the US dollar in the first quarter of 2004.

         OTHER EXPENSE, NET. Other expenses, net increased (euro)2.5 million from income of (euro)0.3 million in the three months ended March 31, 2003 to expense of (euro)2.2 million in the three months ended March 31, 2004 primarily reflecting the loss of (euro)1.4 million resulting from a further other-than-temporary decline in the fair value of our marketable equity securities of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) and a loss of (euro)0.8 million from the partial redemption of our senior notes at a premium (based on the terms of such notes) and the write-off of associated debt issuance expenses, in the three months ended March 31, 2004.

         (BENEFIT) PROVISION FOR INCOME TAXES. Benefit from income taxes increased (euro)1.0 million from (euro)0.5 million in the three months ended March 31, 2003 to (euro)1.5 million in the three months ended March 31, 2004, primarily due to additional write-down of marketable equity securities, realized loss from the repurchace of senior notes and foreign exchange losses.

         NET (LOSS). Net loss increased (euro)2.9 million from a loss of
(euro)2.1 million in the three months ended March 31, 2003 to a loss of
(euro)5.0 million in the three months ended March 31, 2004. This loss was primarily attributable to:

         o   the increase of(euro)2.6 million in foreign exchange losses;

         o the further write-down of(euro)1.4 million of marketable equity securities;

         o the loss of(euro)0.5 million from the partial redemption of certain of our senior notes due 2007 at a premium;

         o the increase in the operating loss of(euro)0.3 million of Heaven Music; and

         o the increase in the operating loss of(euro)0.3 million of Nova Bulgaria.

         This increase in net loss was partially offset by:

         o   the increase of operating income of(euro)0.6 million of Antenna
             Radio;

         o the increase in operating income of(euro)0.4 million of Antenna Television;

         o the increase in operating income of(euro)0.09 million of Antenna Internet; and

         o   the decrease of operating losses of(euro)0.06 million of Daphne.

         Additionally, the increase in net loss was also partially offset by the decrease in interest expense and the increase in benefit from income taxes.

         LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations. As a result of our delisting we have no access to the equity capital markets.

1.       FUTURE COMMITMENTS AND FUNDING SOURCES

         At March 31, 2004, our contractual cash commitments, with initial or remaining terms, are as follows (all amounts in thousands of euro):

----------------------------------------------------------------------------------------------------------------

                                                          PAYMENTS DUE BY PERIOD
----------------------------------------------------------------------------------------------------------------
                                         01/04/2004- 01/04/2005- 01/04/2006- 01/04/2007- 01/04/2008-
   CONTRACTUAL OBLIGATIONS         TOTAL  31/03/2005  31/03/2006  31/03/2007  31/03/2008  31/03/2009  THEREAFTER
----------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (1)               178,845          --          --          --      40,095     138,750          --
----------------------------------------------------------------------------------------------------------------
CAPITAL LEASE OBLIGATIONS          1,719         712         556         377          74          --          --
----------------------------------------------------------------------------------------------------------------
OPERATING LEASES                  18,828       3,391       3,563       3,750       3,952       4,172          --
----------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM
   OBLIGATIONS (2)                 2,615         579          --          --          --          --       2,036
----------------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL
   CASH OBLIGATIONS              202,007       4,682       4,119       4,127      44,121     142,922       2,036
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                          PAYMENTS DUE BY PERIOD
----------------------------------------------------------------------------------------------------------------
                                         01/04/2004- 01/04/2005- 01/04/2006- 01/04/2007- 01/04/2008-
   CONTRACTUAL OBLIGATIONS         TOTAL  31/03/2005  31/03/2006  31/03/2007  31/03/2008  31/03/2009  THEREAFTER
----------------------------------------------------------------------------------------------------------------
UTILIZED LINES
   OF CREDIT (3)                  19,464     19,464          --         --          --         --         --
----------------------------------------------------------------------------------------------------------------
LETTERS OF GUARANTEE (4)          11,630      8,287       3,343         --          --         --         --
----------------------------------------------------------------------------------------------------------------
OTHER COMMITMENTS (5)             10,653        605         447      4,922       4,679         --         --
----------------------------------------------------------------------------------------------------------------
TOTAL COMMERCIAL
   COMMITMENTS                    41,747     28,356       3,790      4,922       4,679         --         --
----------------------------------------------------------------------------------------------------------------

(1) Long-term debt is comprised of our senior notes and long-term indebtedness. Our US dollar-denominated senior notes due 2007 are redeemable, in whole or in part, at our option at any time after August 12, 2002. Our euro-denominated senior notes due 2008 are redeemable, in whole or in part at our option at any time on or after June 11, 2005. The above payment schedule does not give effect to the repurchases of our senior notes from time to time.

(2) Other long-term obligations represent employee retirement benefits and long-term provision.

(3)      Revolving credit.

(4) The amount reflects the letters of guarantee issued by us primarily to Endemol Entertainment and Fox (Twentieth Century) as at March 31, 2004.

(5)      The amount reflects commitments for licensed film rights.

         As of March 31, 2004, we had approximately (euro)180.6 million of long-term debt (which includes the current portion of capital lease obligations of (euro)0.7 million). This debt primarily consists of our senior notes due 2007 and our senior notes due 2008, and to a lesser extent, (euro)1.7 million of long-term obligations under capital leases (including the current portion).

         As of March 31, 2004, we had approximately (euro)19.5 million of bank overdrafts and short-term borrowings. Bank overdrafts and short-term borrowings primarily consisted of Daphne borrowings of (euro)17.9 million dominated in euro. Short-term borrowings included short-term borrowings of (euro)1.3 million of debt under a revolving facility assumed as part of the acquisition of Antenna Radio dominated in yen and euro. We had unused bank lines at March 31, 2004 of
(euro)30.9 million, of which Antenna TV had unused bank lines at March 31, 2004 of (euro)23.7 million.

         Our principal use of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled
(euro)11.0 million in the three months ended March 31, 2003 and (euro)13.2 million in the three months ended March 31, 2004.

         OPERATING ACTIVITIES. Net cash used in operating activities was
(euro)22.5 million in the three months ended March 31, 2003 compared to
(euro)18.6 million in the three months ended March 31, 2004. The decrease of
(euro)3.9 million in cash used in operating activities was mainly due to better operating results, lower payments for programming, lower payments for taxes and deferred payments to suppliers.

         INVESTING ACTIVITIES. Net cash used in investing activities was
(euro)1.0 million in the three months ended March 31, 2003 compared to (euro)0.5 million in the three months ended March 31, 2004. During the three months ended March 31, 2004, we purchased furniture and fixtures for our office and studio complex.

         FINANCING ACTIVITIES. Net cash used in financing activities was
(euro)3.6 million in the three months ended March 31, 2003 compared to
(euro)15.9 million in the three months ended March 31, 2004. The increase in net cash used in financing activities in the three months ended March 31, 2004 was principally attributable to the partial redemption of $20 million of our senior notes due 2007, partially offset by an increase in bank overdrafts and short term borrowings.

OFF-BALANCE SHEET ARRANGEMENTS

         We have no off-balance sheet arrangements.

INFLATION

         Greece experienced average annual rates of inflation of 2.6% during 1999, 3.2 % during 2000, 3.4 % during 2001, 3.6% during 2002 and 3.5% during
2003.

FASB INTERPRETATION NO. 46.

         In December 2003, the FASB issued FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in a an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R, issued in December 2003, replaces FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which was issued in January 2003. Variable interest entities are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability based on criteria set forth in the interpretation. We will be required to apply FIN 46R to variable interests in variable interest entities created after December 31, 2003. For variable interests in variable interest entities created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any variable interest entities that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non controlling interests of the variable interest entities initially will be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the variable interest entity.

      We have not yet determined the impact of applying FIN46R.



ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         FOREIGN EXCHANGE RISK MANAGEMENT

         Since January 1, 2002, our functional currency is the euro. Prior to that date, our functional currency was the drachma. However, certain of our revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into euro using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the euro equivalent using exchange rates in effect at period-end. Non-euro denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for
(euro)1.9 million, or 4.5%, of total net revenue in the three months ended March 31, 2004 and (euro)1.8 million, or 4.6%, of total net revenue in the three months ended March 31, 2003. Our non-euro denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 5.2% of total net revenue in the three months ended March 31, 2004. Non-euro denominated indebtedness (primarily U.S. dollars) totaled

(euro)41.1 million at March 31, 2004. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue is in euro. We expect to increase modestly the level of non-euro denominated revenue as a result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         At times, we may hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options, though we might also consider interest rate swaps. We are continuously evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged.

         We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counter party fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counter parties and through internal limits and monitoring procedures.

         We record financial instruments to which we are a party in the balance sheet at fair value.

         The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                                             DECEMBER 31, 2003
                                                                             -----------------
FINANCIAL INSTRUMENT                                              MATURITY (2007)              FAIR VALUE
                                                                  --------------               ----------
                                                                        ((EURO))         ((EURO))          ($)
                                                                               (IN MILLIONS)
Senior notes due 2007 ($69.3 million)                                  55.0                 55.8         70.3
Average interest rate                                                  10.2%                        --


                                                                                MARCH 31, 2004
                                                                                --------------
FINANCIAL INSTRUMENT                                              MATURITY (2007)              FAIR VALUE
                                                                  --------------               ----------
                                                                        ((EURO))         ((EURO))          ($)
                                                                                (IN MILLIONS)
Senior notes due 2007 ($49.3 million)................                   40.1               41.3         50.8
Average interest rate................................                   9.4%                      --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                             DECEMBER 31, 2003
                                                                             -----------------
FINANCIAL INSTRUMENT                                              MATURITY (2008)              FAIR VALUE
                                                                  --------------               ----------
                                                                        ((EURO))         ((EURO))          ($)
                                                                               (IN MILLIONS)
Senior notes due 2008 ((euro)138.7  million)                                138.7               141.5         178.2
Average interest rate                                                  10.2%                        --

                                                                                MARCH 31, 2004
                                                                                --------------
FINANCIAL INSTRUMENT                                              MATURITY (2008)              FAIR VALUE
                                                                  --------------               ----------
                                                                        ((EURO))         ((EURO))          ($)
                                                                                (IN MILLIONS)
Senior notes due 2008 (Euro 138.7  million)..........                  138.7               141.8      174.3
Average interest rate................................                  10.13%                     --

         The average interest rate represents the stated interest rate of 9.75% plus amortization of deferred issuance costs.


                  INTEREST RATE RISK MANAGEMENT

         We manage interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                                             DECEMBER 31, 2003
                                                                             -----------------
FINANCIAL INSTRUMENT                                              MATURITY (2007)              FAIR VALUE
                                                                  --------------               ----------
                                                                        ((EURO))         ((EURO))          ($)
                                                                               (IN MILLIONS)
Senior notes due 2007 ($69.3 million)                                  55.0                 55.8         70.3
Average interest rate                                                  10.2%                        --


                                                                                MARCH 31, 2004
                                                                                --------------
FINANCIAL INSTRUMENT                                              MATURITY (2007)              FAIR VALUE
                                                                  --------------               ----------
                                                                        ((EURO))         ((EURO))          ($)
                                                                                (IN MILLIONS)
Senior notes due 2007 ($49.3 million)................                   40.1               41.3         50.8
Average interest rate................................                   9.4%                      --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                             DECEMBER 31, 2003
                                                                             -----------------
FINANCIAL INSTRUMENT                                              MATURITY (2008)              FAIR VALUE
                                                                  --------------               ----------
                                                                        ((EURO))         ((EURO))          ($)
                                                                               (IN MILLIONS)
Senior notes due 2008 ((euro)138.7  million)                                138.7               141.5         178.2
Average interest rate                                                  10.2%                        --

                                                                                MARCH 31, 2004
                                                                                --------------
FINANCIAL INSTRUMENT                                              MATURITY (2008)              FAIR VALUE
                                                                  --------------               ----------
                                                                        ((EURO))         ((EURO))          ($)
                                                                                (IN MILLIONS)
Senior notes due 2008 (Euro 138.7 million)...........                  138.7               141.8      174.3
Average interest rate................................                  10.13%                     --

         The average interest rate represents the stated interest rate of 9.75% plus amortization of deferred issuance costs.

OTHER INFORMATION

ITEM 4.  OTHER INFORMATION

         FORWARD-LOOKING STATEMENTS

         We are hereby providing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform
Act) made in this Quarterly Report. Statements relating to our advertising growth expectations and any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003. Among the key factors that have a direct bearing on our results of operations are:

         o changes in economic cycles and general uncertainty related to possible terrorist attacks;

         o our ability to successfully implement our growth and operating strategies;

         o competition from other broadcast companies, media and new technologies;

         o        fluctuation of exchange rates; and

         o        changes in the laws and government regulations.

These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

         Because the risk factors referred to in this Quarterly Report and our Annual Report on Form 20-F could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made in this Quarterly Report by us or on our behalf, you should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors will emerge in the future, and it is not possible for us to predict which factors they will be. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ANTENNA TV S.A.
                                            (Registrant)


                                            By:  /s/ Nikolaos Angelopoulos
                                                 -------------------------------
                                                 Name:   Nikolaos Angelopoulos
                                                 Title:  Chief Financial Officer


Dated: May 14,  2004